DSM Press Release

DSM, Corporate Communications,
P.O. Box [redacted] The Netherlands
[redacted] x (31) 45 5740680

DSM

Heerlen (NL), 22 March 2007

<u>DSM makes case for European Agency for emissions trading</u>

There is a need for European standards on CO_2 emissions per product, emission rights should no longer be allocated per company but per product and a European Agency is needed to prevent the overall emissions ceiling from being exceeded. These are the words that Jan Zuidam, deputy chairman of DSM's Managing Board, spoke in Amsterdam today at the presentation of the company's Triple P Report for 2006 (Triple P = People, Planet, Profit).

Since 1980 DSM has become 25% more energy efficient. Benchmark studies have shown that DSM's Dutch-based plants are among the most energy efficient in the world. DSM moreover works according to the principle that by 2010 all of its plants, wherever they are in the world, should as a minimum meet the environmental standards that apply in Europe and the United States.

DSM's energy efficiency is currently improving at a rate of 1% per year on average. However, according to DSM the emissions trading system that was introduced in 2005 to encourage companies to reduce their CO_2 emissions is proving to be an impediment rather than a useful tool. *"Efficient plants that reduce their emissions do not benefit from this because it means they will be granted fewer rights in the next allocation round. At the same time, inefficient plants with higher emissions will be granted higher emissions allowances,"* said Jan Zuidam. *"If Europe wants to be an attractive region for a modern, efficient industry, it should make sure the emissions trading system supports this aim. DSM has developed a method to make sure that the overall emissions ceiling in Europe will not be exceeded. However, in order for this to work, the allocation of emission rights should be managed at the European level. We would therefore welcome the establishment of a European Emissions Agency."*

DSM is currently making a detailed analysis of the improvement potential of its operations in terms of energy and raw-materials use. The results may lead DSM to further tighten up its efficiency targets this year, according to the company's Triple P Report for 2006.

"According to current estimates, the world's population will grow to 9 billion by 2050, and this will push up the demand for products. In order to meet this demand in a sustainable way we will have to make our manufacturing operations much more efficient, which means that we will need to make more products using less energy and raw materials. Our policy is aimed at further improving our energy efficiency. This makes sustainability an integral part of our strategy Vision 2010 – Building on Strengths,*"* said Jan Zuidam.

Sustainability is one of the drivers of DSM's strategy *Vision 2010 – Building on Strengths*. The first results of this policy are already visible: in 2006 DSM scored better than in 2005 on most performance indicators. For example, greenhouse-gas emissions decreased from 10.5 million tons in 2005 to 10.25 million tons in 2006. The total number of reported environmental incidents decreased by 18% to 530. The number of accidents per 100 employees declined by 6% and stood at 0.89 in 2006. The target for 2010 is to halve this accident frequency index relative to 2005. To achieve this target, dedicated programs are being carried out at all DSM sites.

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Given DSM's increasing international spread and its significant business expansion, a more international and more diverse workforce will be key to achieving market-driven growth and innovation, one of the drivers of the *Vision 2010* strategy. The current resourcing need arising from the company's growth strategy gives DSM the opportunity to realize a diversity boost. In 2006 the inflow of executives, female managers and experienced and new academic hires showed a further increase. About 60% of these new people are non-Dutch, and 30% are women. The inflow of female executives doubled.

DSM recently announced a global partnership with the United Nations' World Food Programme (WFP), the world's largest provider of food aid. DSM will provide the WFP with expertise and high-nutrient products as well as financial support. In addition, DSM has started three concrete 'Base of the Pyramid' projects in India this year. The development of economic activities involving the four billion people in the poorest parts of the world – the 'Base of the Pyramid' – will be a source of growth and a sustainable way of improving these people's economic and social potential. The three projects in India will be focused on three topics: increased production of milk, better nutrition and the development of sustainable construction materials.

As in 2004 and 2005, DSM maintained its position as the chemical industry sector leader in the Dow Jones Sustainability World Index in 2006. In addition, the company was once again included in the FTSE4Good Index.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements